Exhibit 4.5

                                    IPI, Inc.
                          1994 Long-Term Incentive Plan


         AMENDMENT APPROVED BY THE BOARD OF DIRECTORS AS OF MAY 20, 1997

         IPI, Inc. (the "Company") has heretofore adopted the IPI, Inc. 1994 Long-Term Incentive Plan, as amended (the "Plan"). Acting pursuant to the power reserved to it under Article 19 of the Plan, the Board of Directors of the Company has amended the Plan, as set forth below, in order to reflect certain changes in Rule 16b-3 under the Securities Act of 1933, as amended, and to provide that the entire Board of Directors, acting as a committee, can exercise the rights of the Compensation Committee under the Plan.

         1. Paragraph 2(a) of the Plan is hereby amended to read in its entirety as set forth below:

                  "a. Committee. The Plan shall be administered by a Committee (the "Committee"), which Committee shall either (i) be comprised of the entire Board of Directors of the Company (the "Board") or (ii) be appointed by the Board and consist of not less than two members of the Board, each of whom shall be a "Non-employee Director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Act"), or any successor rule or regulation. For as long as it continues to satisfy these requirements, the Compensation Committee of the Board shall serve as the Committee."

         2. Except as set forth in Section 1 above, the Plan shall continue in full force and effect; provided, however, that the Company may, at its option, restate the Plan to reflect all amendments thereto.